Filed Pursuant to Rule 433
Dated April 30th , 2010
Registration Statement No. 333-147391
FIDELITY NATIONAL FINANCIAL, INC.
$300 MILLION 6.60% SENIOR NOTES DUE 2017
FINAL TERM SHEET

Issuer:	Fidelity National Financial, Inc.

Ratings*:	Baa3 (stable) (Moody’s)/BBB- (neg) (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Offering Format:	SEC Registered

Principal Amount:	$300,000,000

Issue Price:	99.897%

Underwriting Discount:	0.625%

Gross Proceeds to Issuer:	$297,816,000

Trade Date:	April 30, 2010

Settlement Date:	May 5, 2010 (T + 3)

Maturity Date:	May 15, 2017

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	6.60%

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2010

Record Dates:	May 1 and November 1

Treasury Benchmark:	3 1/4% due March 2017

Treasury Price:	100-26

Treasury Yield:	3.118%

Spread to Treasury Benchmark:	350 basis points

Re-offer Yield	6.618%

Optional Redemption:	At any time, in whole or in part, until maturity subject to a make-whole amount calculated using a discount rate of Treasury plus 50 basis points

CUSIP / ISIN:	31620RAC9 / US31620RAC97

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security. The ratings are subject to revision or withdrawal at any time by Moody’s or S&P. Each of the security ratings above should be evaluated independently of any other security rating.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Banc of America Securities LLC, toll-free at (800) 294-1322, or J.P.Morgan Securities Inc., collect at (212) 834-4533.